77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Merrill Lynch Mid Cap Value Opportunities Portfolio, Inc. of the Managed Account Series held on August 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

6,464,880

8,697

1,739

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

6,464,880

   8,697

       1,739